UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On Oct 17, 2019, the registrant announced that its board of directors (the “Board”) has formed a special committee to review and evaluate a previously-announced non-binding proposal that the Board received on Sep 9, 2019 from Sohu.com Limited (“Sohu”)(NASDAQ: SOHU), a Cayman Islands company and the ultimate controlling shareholder of the registrant, to acquire all of the outstanding Class A ordinary shares of Changyou, including Class A ordinary shares represented by American depositary shares (“ADSs”), each representing two Class A ordinary shares, that are not already owned by Sohu for a purchase price of $5.00 per Class A ordinary share, or $10.00 per ADS, in cash (the “Proposal”). The special committee has retained Houlihan Lokey (China) Limited as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its United States legal counsel in connection with its review and evaluation of the Proposal. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit

99.1	Press release: “Changyou.com Announces Formation of Independent Special Committee to Review Preliminary Non-Binding Proposal to Acquire the Company”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Yaobin Wang
Yaobin Wang,
Chief Financial Officer

Date: October 17, 2019